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                                                                    SUB-ITEM 77E

                     INVESCO VAN KAMPEN SENIOR INCOME TRUST

                                LEGAL PROCEEDINGS

IN RE: TOUSA, INC. ET AL., DEBTORS. OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF TOUSA, INC., ET AL., v. CITICORP NORTH AMERICA, INC. ET AL.,

The Trust is named as a defendant in an adversary proceeding in the Bankruptcy Court of the Southern District of Florida. The complaint was filed on July 14, 2008 by the Official Committee of Unsecured Creditors of TOUSA and filed as amended on October 17, 2008. The Plaintiff made allegations against the Trust in two separate lending capacities: as "Transeastern Lenders" and as "First Lienholders" (collectively, "Lenders"). The Transeastern Lenders loaned money to Transeastern, a joint venture between TOUSA and Falcone. TOUSA repaid the loans as part of a global settlement of claims against it. The repayment was financed using first and second liens with the First and Second Lienholders. Plaintiff alleged that both the payment to Transeastern and the grant of liens should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleged that subsidiaries of TOUSA were allegedly forced to become co-borrowers and guarantors of the monies used/allocated to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value for incurring those obligations. The case went to trial in July and August 2009, on October 13, 2009 the Bankruptcy Court rendered a Final Judgment, which was later amended on October 30, 2009, against the Lenders and requiring Lenders to post bonds equal to 110% of damages and disgorgement against them. The Transeastern Lenders and First Lienholders separately appealed the decision to the district court. On February 11, 2011, the District Court, issued an order in the Transeastern Lenders appeal that: 1) quashed the Bankruptcy Court's Order as it relates to the liability of the Transeastern Lenders; 2) made null and void the Bankruptcy Court's imposition of remedies as to the Transeastern Lenders; 3) discharged all bonds deposited by Transeastern Lenders, unless any further appeals are filed, in which case the bonds would remain in effect pending resolution of appeals; 4) dismissed as moot additional appeal proceedings of the Transeastern Lenders that were contingent upon the District Court's decision concerning liability; and 5) closed all District Court appeal proceedings concerning the Transeastern Lenders. The Plaintiff appealed to the 11th Circuit Court of Appeals, where it is currently pending. The First Lienholders appeal to the district court is stayed pending the result of the Transeastern Lenders appeal.

Clifford T. Rotz, Jr., et. al. v. Van Kampen Asset Management, et. al.

On January 17, 2011, a Consolidated Amended Shareholder Derivative Complaint was filed on behalf of (1) Invesco Van Kampen Advantage Municipal Income Trust II;
(2) Invesco Van Kampen Municipal Opportunity Trust; (3) Invesco Van Kampen Municipal Trust; (4) Invesco Van Kampen High Income Trust II; (5) Invesco Van Kampen Senior Income Trust (the "Trusts") against Van Kampen Asset Management, Morgan Stanley, and certain current and former officers and employees (collectively, the "Defendants"). The Plaintiffs alleged that Defendants breached their fiduciary duties to common shareholders by causing the Trusts to redeem Auction Rate Preferred Securities ("ARPS") at their liquidation value, which was at a discount from market value, and by not having adequate procedures to deal with potential conflicts of interest. The Plaintiffs alleged that the redemption of the ARPS wasted Trust assets, occurred at the expense of the Trusts and the common shareholders, and was improperly motivated to benefit preferred shareholders and Defendants. Additionally, the Plaintiffs claimed that the ARPS were replaced with less favorable financing. Plaintiffs seek judgment that: 1) orders Defendants to refrain from redeeming any ARPS at their liquidation value using Trusts assets; 2) awards monetary damages against all Defendants, individually, jointly or severally, in favor of the Trusts, for all losses and damages allegedly suffered as a result of the redemptions of ARPS at their liquidation value; 3) grants appropriate equitable relief to remedy the Defendants' alleged breaches of fiduciary duties; and 4) awards to Plaintiffs the costs and disbursements of the action. On August 10, 2010 the Board of Trustees formed a Special Litigation Committee ("SLC") to investigate the claims made in the April 2010 demand letters with the assistance of independent counsel. and to make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trusts. After reviewing the findings of the SLC's, the Board

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